Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Solectrac, Inc.
30151 Navarro Ridge Rd.
Albion, CA 95410
www.solectrac.com

Up to $1,070,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Solectrac, Inc.
Address: 30151 Navarro Ridge Rd., Albion, CA 95410
State of Incorporation: CA
Date Incorporated: May 28, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the

Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Early Investment Bonuses:

The first 3 days and receive 15% bonus shares

The next 4 days and receive 10% bonus shares

The next 7 days and receive 5% bonus shares

Investment bonuses:

If we hit our fundraising target, we will give away a free Solectrac electric tractor! You can help choose who receives it by nominating your favorite farm, vineyard or other entity, and then voting for the final recipient – see below.

Tier 0: $250 (minimum investment) = 1 tree planted

Tier 1: $500+ = 5 trees planted + nominate a farm for the free drawing + vote on tractor recipient**

Tier 2: $1000+ =10 trees planted + nominate a farm for the free drawing + vote on tractor recipient**

Tier 3: $2500+ = 25 trees planted + nominate a farm for the free drawing + vote on tractor recipient**

Tier 4: $5000+ = 25 trees planted + 5% bonus shares + nominate a farm for the free tractor + 5 votes on tractor recipient**

Tier 5: $10,000+ = 25 trees planted + 10% bonus shares + nominate a farm for the free tractor + 10 votes on tractor recipient**

Tier 6: $25,000+ = 25 trees planted + 15% bonus shares + nominate a farm for the free tractor + 25 votes on tractor recipient**

How the voting for a free tractor works:

*A top-10 list of nominated entities (e.g., those receiving the most nominations, followed by a random selection) will be presented to investors at the $500 level and up for voting for the recipient of the free tractor

** voting for tractor recipient will occur after the crowdfunding campaign has concluded and we have successfully met our crowdfunding goal of $1.07 million

***All perks occur when the offering is completed.

<u>The 10% Bonus for StartEngine Shareholders</u>

Solectrac, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $1/ share, you will receive and own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Solectrac, Inc., located in Northern California, has developed 100% battery powered, all electric tractors for agriculture and utility applications. Solectrac is a California benefit corporation and Certified B Corp, and is one of the first companies in North America to offer electric tractors as a clean, quiet, zero-emission alternative to diesel tractors.

Our tractors can be charged by renewable energy such as solar and wind (or from the standard grid), and they provide all the power of a comparable diesel tractor. Because we've made engine noise and diesel fumes things of the past, farmers can literally breathe easier.

We offer 2 models that are 30 HP-equivalent and 40 HP-equivalent, and we have two models in development (up to 70 HP-equivalent), each designed for a range of agricultural and utility uses. We have sold 7 tractors so far to farmers in the US, Canada and Norway. Our supply chain is based on solid partnerships with component manufacturers.

Competitors and Industry

The market for agricultural tractors is over $12 Billion in North America and over $75 Billion worldwide. The latest research by techsciresearch indicates that the market for small (40 HP-and-under) tractors is increasing, while the market for larger tractors is on the decline.

Worldwide, we know of four companies that have introduced all-electric tractors, but none are in direct competition with Solectrac's 40-HP-and-under agricultural tractors. In other market segments, John Deere introduced a 402-HP electric tractor prototype in December 2016. Their design was for large, industrial farms and is still not in production.

Another competitive element exists with three U.S. companies that have new diesel versions of mid-hitch cultivating tractors in various stages of development. These Category 0 diesel alternatives may impact Solectrac's market share in the near term; however, they do not address the need to reduce GHG emissions and pollution. The primary market for mid-hitch tractors are small organic farmers, who are also the most likely to prefer an all-electric tractor.

Current Stage and Roadmap

Two of our electric tractor models are in production and two are in development. They are:

1. The eUtility: 40 HP-equivalent, 2-wheel drive, rear hitch accepts Category I - 540 rpm PTO implements. Optional front loader or front hitch. Optional front hitch can accommodate exchangeable battery packs or front-mounted implements. 4-8 hours of run time, depending on load. We have sold 7 eUtility tractors to farmers in the US, Canada, and Norway.

2. The eFarmer (currently in R&D phase): 30 HP-equivalent, 2-wheel drive, rear hitch accepts Category I - 540 rpm PTO implements, front hitch for low-lift loader or reaper, and mid hitch for precision cultivation tools. 4-8 hours of run time, depending on load. Optional exchangeable battery packs allow for continuous run time. A first prototype has been designed, built, and field-tested; a follow-on prototype will be completed in Q1 2021.

3. The Farmtrac Compact Electric Tractor (CET), manufactured by Escorts and distributed by Solectrac: 30 HP-equivalent, 4-wheel drive, rear hitch accepts Category I - 540 rpm PTO implements. Optional front loader and mid-hitch available. 3-6 hours of run time, depending on load.

4. The e70N (currently in R&D phase): 70 HP-equivalent, 4-wheel drive, front and rear hitches accept Category I or II implements with rear 540 rpm PTO. 5-10 hours run time, depending on load. Solectrac is responding to strong feedback from our customers for this tractor size. This model is in the research and design phase with a prototype expected in Q2 2021.

The Team

Officers and Directors

Name: Stephen Heckeroth

Stephen Heckeroth's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder/CEO
  Dates of Service: December 18, 2012 - Present
  Responsibilities: Responsible for overall company performance and execution of Solectrac's mission. To date, no salary has been paid.

- **Position:** President of the Board
  Dates of Service: May 29, 2019 - Present
  Responsibilities: Oversee strategic direction and policy decisions.

- **Position:** Board Treasurer
  Dates of Service: May 29, 2019 - Present
  Responsibilities: Financial oversight

Name: Christiane Heckeroth

Christiane Heckeroth's current primary role is with Kaiser Permanente. Christiane Heckeroth currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Communications Officer
  Dates of Service: July 01, 2018 - Present
  Responsibilities: Development and oversight of company communications and campaigns. To date, no salary has been paid.

Other business experience in the past three years:

- **Employer:** Kaiser Permanente
  Title: Senior Physical Therapist
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Providing physical therapy services to patients.

Other business experience in the past three years:

- **Employer:** North Area Physical Therapy and Aquatic Therapy
  Title: Physical Therapist
  Dates of Service: December 01, 2015 - October 01, 2018
  Responsibilities: Providing physical therapy services to patients.

Name: Heather Paulsen

Heather Paulsen's current primary role is with Heather Paulsen Consulting. Heather Paulsen currently services 15-20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: November 01, 2018 - Present
  Responsibilities: Development and oversight of company processes and operations. To date, no salary has been paid.

- **Position:** Board Secretary
  Dates of Service: May 29, 2019 - Present
  Responsibilities: Documenting company Board meetings, ensuring compliance with requirements.

Other business experience in the past three years:

- **Employer:** Heather Paulsen Consulting
  Title: CEO
  Dates of Service: September 14, 2014 - Present
  Responsibilities: Sustainability and business management consulting.

Name: Nishi Deokule

Nishi Deokule's current primary role is with GetResource Inc.. Nishi Deokule currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Information Officer
  Dates of Service: January 18, 2019 - Present
  Responsibilities: Oversight of information technology. To date, no salary has been paid.

- **Position:** Board Member
  Dates of Service: November 22, 2019 - Present
  Responsibilities: Strategic direction, policy setting, decision making.

Other business experience in the past three years:

- **Employer:** GetResource Inc.
  Title: CEO

Dates of Service: January 01, 2008 - Present
Responsibilities: Technical consulting for information technology systems.

Name: Willard MacDonald

Willard MacDonald's current primary role is with Vivint Solar. Willard MacDonald currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: November 22, 2019 - Present
  Responsibilities: Strategic direction, policy setting, decision making. To date, no salary has been paid.

Other business experience in the past three years:

- **Employer:** Vivint Solar
  Title: VP of Solar Labs
  Dates of Service: January 23, 2014 - Present
  Responsibilities: Oversight of R&D and solar equipment testing lab.

Name: Joseph Marino

Joseph Marino's current primary role is with Sunpoint Energy. Joseph Marino currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: May 29, 2019 - Present
  Responsibilities: Strategic direction, policy setting, decision making. To date, no salary has been paid.

Other business experience in the past three years:

- **Employer:** Sunpoint Energy
  Title: President
  Dates of Service: January 01, 2014 - Present
  Responsibilities: Oversight of company operations.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock Equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock Equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities

in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the tractor equipment industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock Equity in the amount of up to $1.07 million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current

business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of product, selling electric tractors and related technology and equipment. Our revenues are therefore dependent upon the market for electric tractors.

Some of our products are still in prototype phase and might never be operational products
It is possible that some products in prototype phase may never be an operational product or that the product may never be sold. It is possible that the failure to release new product(s) is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage with some of our products. We have only manufactured a prototype for our Solectrac eFarmer and only have the concept for our Solectrac e70N. Delays or cost overruns in the development of these products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that you are buying has voting rights attached to them. However, you are granting the right to vote, by proxy, to the CEO and his or her successor. You will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority

holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Solectrac LLC was incorporated on December 28th, 2012, and converted to Solectrac Inc. on May 28, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Solectrac Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the future or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and limited revenue. If you are investing in this company, it's because you think that Solectrac Inc. is a good idea, that the team will be able to successfully design, build, market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
We believe one of the Company's most valuable assets is its intellectual property. The Company's owns many trademarks, copyrights, Internet domain names, and trade secrets. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark, patent and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks, patents and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue

it might be able to raise by entering into sublicenses. This could cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark, patent and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks, patents or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s), patent(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s), patent(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s), patent(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is partially dependent on the outside government regulation such as CARB (California Air Resources Board), OSHA (Occupational Safety and Health Administration), and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-marketed business, we may be vulnerable to hackers who may access our data. Further, any significant disruption in service on Solectrac Inc.'s website or in its computer systems could reduce the attractiveness of the company and result in a loss of business. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Solectrac could harm our reputation and materially negatively impact our financial condition and business.

Product Liability Risk

Electric tractors are large dangerous machines, and the batteries and electronics in them can cause fires. One or more of our customers could be injured or killed or their property could be damaged or destroyed while using or owning a Solectac tractor, resulting in a lawsuit, and Solectrac could be found liable. This could materially and adversely impact the value of your investment.

Economic Volatility Risk

The economy could be heading into a recession or depression due to the COVID19 pandemic. A recession or depression could last many years. If this happens, we may not be able to achieve our business objectives and this could materially and adversely impact the value of your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Stephen and Christiane Heckeroth	6,550,000	Common Stock	84.52

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 7,750,000 outstanding.

Voting Rights

Except as otherwise provided by law and except as otherwise may be provided in the Articles of Incorporation, each outstanding share, regardless of class, shall be entitled to one (1) vote.

Material Rights

The total number of shares outstanding includes:

(i) 250,000 shares pursuant to issued but unexercised stock options; and

(ii) 650,000 partially-vested shares pursuant to certain restricted stock purchase agreements for several key employees.

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the

Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock Equity of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $685.00
  Number of Securities Sold: 6,850,000
  Use of proceeds: Issued to founders based on min par vale each share.
  Date: August 23, 2019
  Offering exemption relied upon: Rule 701

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2019 compared to year ended December 31, 2018

And

Year ended December 31, 2018 compared to year ended December 31, 2017

Revenue

Revenue for fiscal year 2019 was $83,258 compared to $71,910 in 2018 (up 16%). One reason for the higher revenue in 2019 versus 2018 was that in 2018 we gave one customer a special an early-adopter discount on a tractor.

Revenue for fiscal year 2018 was $71,910 compared to $10,567 (excluding grants received) in 2017 (up 580%). In 2017 Solectrac received research and development grants totaling $232,645. In 2017 product revenue reflects final payment of a multi-phased delivery contract for a tractor prototype. Payments for earlier phases were received in 2016 and reported on the 2016 P&L. In 2018 product revenue reflects our first product revenue from Solectrac tractor sales.

Cost of sales

Cost of sales in 2019 was $51,680 compared to $96,662 in 2018. COGS went down in 2019 despite revenue going up primarily because in 2019 we improved our design and manufacturing processes, resulting in less inventory fallout as compared to 2018.

Cost of sales in 2018 was $96,662 compared to $62,064 in 2017.

Gross margins

Gross profit was $31,578 in 2019 up from -$24,712 in 2018. The improvement in gross profit was primarily because of the reduced discounts and improvements in operations mentioned above.

Gross profit in 2018 was -$24,712 compared to -$51,497 (excluding grants received) in 2017. Gross margins were better in 2018 versus 2017, because in 2018 we began shipping our first production tractors, as described above.

Expenses

Total expenses in 2019 were $193,555 compared to $169,975 in 2018. This increase was primarily due to an increase in G&A expenses due to legal work for the founding of the Solectrac Benefit Corporation. Prior to this, Solectrac was an LLC. Payroll and wages expenses were minimized in 2018 and 2019 because most personnel at Solectrac were working for zero pay in both 2018 and 2019.

Total expenses in 2018 were $169,975 compared to $312,236 in 2017. One reason for the decrease in expenses was that payroll expenses went from $183,911 in 2017 to $64,305 in 2018. Payroll expenses in 2017 included employees funded, in part, by the grants mentioned above. No grants were received in 2018, and so payroll was reduced accordingly.

Historical results and cash flows:

Future results and cash flows will be significantly different from historical results as the company grows into its capacity to manufacture now-tested prototypes and scale production and sales. Investors should expect to see significant growth following a successful fundraising campaign, as we will be able to bulk purchase and develop our facilities and processes to increase volumes.

Historical results were based on the sale of the eUtility tractor. In the upcoming year, sales should increase with the introduction of Farmtrac CET, the e70N, and the eFarmer tractors, but expenses would also increase due to R&D for the e70N and eFarmer models.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

At the end of Q1 2020, Solectrac had $55,996 cash on hand. This includes the shareholder loan to the company. In April 2020 we applied for a grant with the Bay Area Air Quality Management District for $514,688, and while we have not been awarded the grant, we have received positive feedback and believe that we will receive notification of the grant award In june 2020.

As of the end of Q1 2020 our inventory of complete tractors and tractor components equaled approximately $100,000; and our accounts payable was $0.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe these funds will enable us to execute our business plan. If we do not receive these funds, we will attempt to raise funds through grants and other equity sale approaches.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Of our projected near-term funding sources, assuming we meet our crowdsource fundraising goal of $1.07 million, these crowdfunding campaign funds will make up approximately two-thirds of our funding. The other one-third we expect to come from the grant previously referenced.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise only our minimum of $10K, we will rely on our anticipated grant for our funding needs, scale down our growth plans and continue to operation for a minimum of two additional years. This is based on our historical expenses.

If we only raise the minimum of $10K and also do not receive the anticipated grant and raise no other funds, we believe we can operate for approximately six more months based on existing cash and cash flow.

How long will you be able to operate the company if you raise your maximum funding goal?

If we meet our maximum funding goal, and raise no other money, we believe we can continue to operate indefinitely because this funding will allow us to achieve profitable operations.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We anticipate receiving the previously mentioned grant of $514,688 in June 2020. Additionally, we may seek additional funds through private offerings in 2021.

Indebtedness

- **Creditor:** Steve Heckeroth
  Amount Owed: $200,000.00
  Interest Rate: 4.25%
  Maturity Date: January 01, 2049
  In 2019, the Company issued a note payable for $200,000 for the purpose of funding continuing operations. The note accrues interest at a rate of 4.25% per annum and has a term of 30 years. The Company will make monthly payments of $983.88 until the loan is repaid. Future minimum payments are as follows: 2020: $11,807 2021: $11,807 2022: $11,807 2023: $11,807 2024: $11,807 The note is collateralized by property owned by Steve Heckeroth, a member of the Company's management team.

- **Creditor:** Economic Development Financing Corporation
  Amount Owed: $30,750.00
  Interest Rate: 4.0%
  Maturity Date: January 01, 2024
  In 2019, the Company issued a note payable for $30,750. The note accrues interest at 4% per annum and has a 5-year term. The Company will make monthly payments of $566.31 until paid in full. Future minimum payments are as follows: 2020: $6,796 2021: $6,796 2022: $6,796 2023: $6,796 2024: $3,398

Related Party Transactions

- **Name of Entity:** Steve Heckeroth
  Relationship to Company: Director
  Nature / amount of interest in the transaction: In 2019, the Company issued a note payable for $200,000 for the purpose of funding continuing operations. The note accrues interest at a rate of 4.25% per annum and has a term of 30 years.
  Material Terms: The Company will make monthly payments of $983.88 until the loan is repaid. Future minimum payments are as follows: 2020: $11,807 2021: $11,807 2022: $11,807 2023: $11,807 2024: $11,807 The note is collateralized by property owned by Steve Heckeroth, a member of the Company's management

team.

Valuation

Pre-Money Valuation: $7,750,000.00

Valuation Details:

Solectrac's pre-finance valuation is $7,750,000. The Solectrac Board of Directors has determined that this is a reasonable valuation given the current state of the company and the current state of the equity market in general. The basis for Solectrac's value comes from consideration of the following:

• Solectrac's IP, including one granted patent plus a second patent pending on electric tractors, Solectrac's trade secrets from its engineering and design of 3 different tractor models to date, and a brand that has traction in the US and Canada.

• Solectrac's track record of actual sales and revenue to date. Revenue in Q1 of 2020 was over $100,000.

• The large addressable market for electric tractors, based on studies showing the global agricultural tractor market to be $75 Billion

• The experience of the CEO and other executives.

• Solectrac's established manufacturing relationship with Escorts.

• Solectrac's first-mover advantage in the US.

The Solectrac Board of Directors took these positive factors above into account and balanced them against the fact that the overall stock market is down recently and highly volatile due to the COVID-19 crisis and the fact that Solctrac is still an early-stage company to settle on the pre-financing valuation of $7,750,000.

The company set its valuation internally, without a formal-third party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  If the minimum is raised, this portion of proceeds will be used for marketing our StartEngine campaign, and other company marketing materials.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Facility expansion*
  5.5%
  This includes costs associated with opening new assembly facilities and showrooms.

- *Marketing*
  7.0%
  Marketing funds will cover marketing campaign development and implementation, advertising and trade shows.

- *Research & Development*
  6.0%
  This is primarily R&D materials, tools, and R&D payroll. We have two tractor models, the e70N and the eFarmer that will be under development.

- *Company Employment*
  23.0%
  This is total payroll (less marketing and R&D), plus employee-related expenses.

- *Operations*
  4.0%
  This category includes insurance, legal and operations software.

- *Working Capital*
  8.0%
  This is primarily accounts receivable. We anticipate receiving 50% deposits for most tractor orders, which helps us keep A/R low. The other 50% we anticipate payment within 45 days.

- *Inventory*
  43.0%
  This includes complete Farmtrac CETs and major assemblies (e.g. differentials and gear boxes) for the other tractors, as well as other parts and materials for building tractors. Holding inventory helps us get better volume pricing and decreases the wait time for our customers to receive their orders. We are planning to hold approximately 3 months of inventory.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.solectrac.com (solectrac.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/solectrac

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Solectrac, Inc.

[See attached]

SOLECTRAC, INC.

Reviewed Financial Statements For The Years Ended December 31, 2019 and 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Solectrac, Inc.
Albion, CA

We have reviewed the accompanying financial statements of Solectrac, Inc. (a corporation), which comprise the balance sheet as of December 31, 2019 and 2018, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
May 12, 2020

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

SOLECTRAC, INC.
BALANCE SHEET
DECEMBER 31, 2019 AND 2018
_____

		2019		2018
ASSETS				
CURRENT ASSETS				
Cash	$	114,210	$	3,247
Inventory		72,663		-
TOTAL CURRENT ASSETS		186,873		3,247
TOTAL ASSETS		186,873		3,247
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Notes Payable, Current Portion		18,603		-
Unearned Revenues		78,990		30,000
Related Party Loans		-		30,000
TOTAL CURRENT LIABILITIES		97,593		60,000
NON-CURRENT LIABILITIES				
Notes Payable		166,586		-
TOTAL LIABILITIES		264,179		60,000
SHAREHOLDERS' EQUITY				
Common Stock (20,000,000 shares authorized; 6,850,000 issued; $.0001 par value)		685		-
Additional Paid in Capital		459,285		312,639
Retained Earnings (Deficit)		(537,275)		(369,393)
TOTAL SHAREHOLDERS' EQUITY		(77,306)		(56,753)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	186,873	$	3,247

SOLECTRAC, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
_____

		2019		2018
Operating Income				
Sales, Net	$	83,258	$	71,910
Cost of Goods Sold		(51,680)		(96,622)
Gross Profit		31,578		(24,712)
Operating Expense				
General & Administrative		118,830		27,519
Salaries & Wages		48,983		64,305
Professional Fees		19,895		32,568
Selling & Marketing		5,848		2,220
Rent		-		6,670
Research & Development		-		36,694
		193,555		169,975
Net Income from Operations		(161,978)		(194,687)
Other Income (Expense)				
Interest Expense		(5,918)		(153)
Interest Income		13		5
Net Income	$	(167,883)	$	(194,834)

SOLECTRAC, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
_____

	2019	2018
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (167,883)	$ (194,834)
Change in Unearned Revenue	48,990	5,000
Change in Inventory	(72,663)	-
Net Cash Flows From Operating Activities	(191,556)	(189,834)
Cash Flows From Financing Activities		
Draws on Notes Payable	185,189	-
Additional Paid in Capital	146,645	123,624
Draws on Related Party Loan	(30,000)	30,000
Issuance of Common Stock	685	-
Net Cash Flows From Financing Activities	302,519	153,624
Cash at Beginning of Period	3,247	39,457
Net Increase (Decrease) In Cash	110,964	(36,210)
Cash at End of Period	$ 114,210	$ 3,247

SOLECTRAC, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	Common Stock		Preferred Stock		Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
	Number	Amount	Number	Amount			
Balance at December 31, 2017	-	$ -	-	$ -	$ 189,016	$ (174,559)	$ 14,457
Issuance of Stock					123,624		123,624
Net Income						(194,834)	(194,834)
Balance at December 31, 2018	-	$ -	-	$ -	$ 312,640	$ (369,393)	$ (56,753)
Issuance of Stock	6,850,000	685			146,645		147,330
Net Income						(167,883)	(167,883)
Balance at December 31, 2019	6,850,000	$ 685	-	$ -	$ 459,285	$ (537,276)	$ (77,306)

Reviewed- See accompanying notes.

4

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Solectrac, Inc. ("the Company") is a corporation organized under the laws of the State of California. The Company is a manufacturer of electric tractors.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses in fiscal years 2019 & 2018.

The following describes management's plans that alleviated substantial doubt about the Company's ability to continue as a going concern. The Company will raise funds through a Regulation CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Inventory

The Company values inventory at lower of cost or market.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

The Company's main line of business to producing and selling electric tractors.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2018 and 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of California.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

In 2019, the Company issued a note payable for $200,000 for the purpose of funding continuing operations. The note accrues interest at a rate of 4.25% per annum and has a term of 30 years. The Company will make monthly payments of $983.88 until the loan is repaid. Future minimum payments are as follows:

2020: $11,807
2021: $11,807
2022: $11,807
2023: $11,807
2024: $11,807

The note is collateralized by property owned by Steve Heckeroth, a member of the Company's management team.

In 2019, the Company issued a note payable for $30,750. The note accrues interest at 4% per annum and has a 5-year term. The Company will make monthly payments of $566.31 until paid in full. Future minimum payments are as follows:

2020: $6,796
2021: $6,796
2022: $6,796
2023: $6,796

2024: $3,398

NOTE E- EQUITY

Under the Company's articles of incorporation, the Company is authorized to issue 20,000,000 shares of $0.0001 par value Common Stock.

The Company currently has one class of equity outstanding.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock.

Common Stock   6,850,000

NOTE F- EQUITY BASED COMPENSATION

In 2019, the Company adopted the Restricted Stock Purchase Agreement (the "Agreement Plan"). The Agreement Plan provides for the grant of restricted stock units to employees. Up to 650,000 shares of common stock may be purchased up the Agreement Plan.

One-third of the restricted stock units shall vest upon the one-year anniversary of the vesting commencement date, October 1, 2019. An additional 1/36th of the restricted stock units shall vest on the corresponding day of each month thereafter unit all shares have been vested, on the third anniversary of the commencement date.

NOTE G- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE H- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE I- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before May 12,2020, the date that the financial statements were available to be issued.

During 2019, the Company reorganized from a limited liability company to a corporation.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]







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Solectrac

Climate-Smart Electric Tractors

SOLECTRAC

Website Albion, CA CLEAN TECHNOLOGY AGRICULTURE

Solectrac designs and sells electric tractors to replace diesel vehicles in the agriculture space. As the world experiences a transformational change in its story around energy, we can no longer ignore the idea of utilizing electric vehicles in all aspects of life. We've developed a line of electric tractors that we believe is better than anything else on the market.

$266,616 raised

348 Investors	42 Days Left
$1.00 Price per Share	$7.75M Valuation
Equity Offering Type	$250.00 Min. Investment

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates 6 | Comments | Follow

Reasons to Invest

- The North American tractor market is predicted to reach $20B in 2023. We believe the trend of electric tractors will follow that of electric cars and other vehicles.
- Solectrac has engineered a patented and innovative solution to power agricultural and other tractor-based operations with clean electric tractors
- Key supply chain partnership with a leading tractor manufacturer in India

Bonus Rewards

Get rewarded for investing more into Solectrac

$100+

Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this progra please see the Offering Summary

"We are working to lead the transition to electric tractors"

THE PROBLEM

20th-century diesel engines are inefficient, high-maintenance, and hazardous to workers, nearby communities and the environment

Farmers everywhere are forced to absorb massive operating costs for their diesel tractor equipment. In 2017 the total cost expenditures toward diesel fuel in the U.S. reached $7.6B and were growing at 2.7% annually. As the government has placed pollution-restricting regulations on these diesel tractors, farmers at our demos have told us that they are put in a difficult situation as these pollutant controls cause excessive downtime for maintenance and require farmers to take on these extra costs.

Beyond the economic costs stemming from diesel use, the cost levied on both human and environmental health is also untenable. Between the emissions resulting from diesel engines — contributing to the Agricultural sector's 6 billion metric tons of annual greenhouse gas emissions — as well as the common hearing loss and respiratory illness suffered by many farmers, the industry is in dire need to transition to a cleaner solution.



section below.

$250+
Investment

Tier 0

1 tree planted

$500+
Investment

Tier 1

5 trees planted + nominate a farm the free drawing + vote on tractor recipient**

$1,000+
Investment

Tier 2

10 trees planted + nominate a farm the free drawing + vote on tractor recipient**

$2,500+
Investment

Tier 3

25 trees planted + nominate a farm the free drawing + vote on tractor recipient**

$5,000+
Investment

Tier 4

25 trees planted + 5% bonus share nominate a farm for the free tracto votes on tractor recipient**

$10,000+
Investment

Tier 5

Solectrac's Climate-Smart Electric Tractors

Our line of all-electric agriculture and utility tractors (ranging from 25 to 70 HP) are designed to replace diesel tractors. Solectrac's electric tractors can be charged with renewable energy or from any 220v outlet.



Solectrac Climate-Smart Electric Tractors

This innovation will allow farms to reduce their carbon footprint, and in the process diminish the harm to soil and human health resulting from standard diesel operations. Our technology offers the opportunity to advance quiet, clean, efficient farming — and transition to truly regenerative agriculture.



Solectrac CET

The Farmtrac compact electric tractor by Escorts (above) is a versatile all-wheel-drive utility tractor, perfect for light-duty work like mowing, tilling, and hauling. It is equivalent to a 25-30 HP diesel tractor.



25 trees planted + 10% bonus sha
nominate a farm for the free tracto
votes on tractor recipient**

$25,000+
Investment

Tier 6

25 trees planted + 15% bonus sha
nominate a farm for the free tracto
votes on tractor recipient**



The 40 HP diesel-equivalent eUtility (above) is the ideal tractor for vineyards, equestrian centers, livestock operations, and any other utility type work.



The 30 HP diesel-equivalent eFarmer (above) provides unparalleled visibility and maneuverability for the next generation of row-crop farming.

THE MARKET

Solectrac enters a multi-billion dollar market

The market for agricultural tractors is $12 Billion in North America, with the largest share made up of tractors 40 HP-and-under. The global market for agricultural tractors is $75 Billion annually.

Solectrac has three electric tractor models in the 40 HP-and-under size category. We also have a 70 HP-equivalent model in development, which opens up an even larger market for Solectrac.

Across every energy-intensive industry there have been major pushes toward green alternatives, and there's no reason to think the agricultural sector will be different. Our electric tractors offer significant savings in reduced downtime, maintenance, and fuel costs. Charging from renewable energy will allow farmers to become independent from the volatility of the fossil fuel market.

North American Tractor Market

$12B for agricultural tractors

Worldwide Tractor Market

$75B for agricultural tractors

Global Light EV¹ Sales, million units



+59% per annum

CAGR %²

2.1

1.3

PHEV 51³



BEV 64[4]

[1]Electric Vehicle
[2]Compound anual growth rate
[3]Plug-in hybrid electric vehicle
[4]Battery electric vehicle

Source: McKinsey Analysis

OUR TRACTION

Multiple proprietary electric tractors

Solectrac holds a patent on its battery exchange system that was developed by Founder/CEO Steve Heckeroth in 2010. With this proprietary technology acting as a foundation, we were able to design our tractors to eliminate the issue of limited run-time: As batteries are depleted they can be replenished with fresh packs using the tractor's hitches.



Battery Exchange System

Between 2014-2016 we received grants totaling $730K, which allowed us to dig in and develop our first line of commercially viable Solectrac electric tractors. Our Solectrac eUtility is being used by early-adopter customers in active farming operations in the U.S., Canada, and Norway.

Today we're working on building our products as kits to assist in quick assembly. This will cut down on costs including those associated with building large manufacturing infrastructure and allows our tractors to be delivered anywhere in manufacturing infrastructure and allows our tractors to be delivered anywhere in the world regardless of access to electric or petrol infrastructure. These kits will also have applications for disaster relief as mobile energy sources. We are changing the face of the industry by introducing our decentralized/modular manufacturing process.



Solectrac's eFarmer is more efficient, precise & productive due to its innovative patented 3 hitch design.

WHAT WE DO

We develop and distribute electric tractors

Using our state-of-the-art advances in the space, we design and sell electric tractors. We plan to offer four models, each of which builds on the last as far as technology, size, and versatility and generates cash flow for the release of the next generation.

In addition to the two models already available (the Solectrac eUtility and the Farmtrac CET), we are in the development stage with our Solectrac eFarmer, a 30 HP unit specifically designed for row-crop cultivation, and our Solectrac e70N, a 70 HP tractor specifically designed for larger agricultural operations. All four models are poised to make major strides in the market.

The first ever



THE BUSINESS MODEL

Primary revenue comes from tractor sales

Solectrac is
First to Market

To improve our cash flow, we use a reservation model. Each purchase requires a 50% deposit and the remainder is paid upon delivery. Customers are familiar with buying/reserving a spot in the production line from other manufacturers in the electric vehicle space. It allows them to plan for the expenditure and put optional renewable charging infrastructure in place.

To date this has been our primary revenue source, and it is supplemented by the sale of exchangeable battery packs and front loaders. The exchangeable battery packs are going to our farmers for their tractors, and also to customers with solar arrays for back-up energy storage. Solectrac is currently offering the lowest-cost energy storage option on the market.

We collect
50%
upon
purchase
We collect
50%
upon
delivery

HOW WE ARE DIFFERENT

First zero-emission under-40HP tractors

Solectrac's patents in the electric tractor space have allowed us to emerge as a unique company in the market, outpacing competitors in the development of zero-emission under-40 HP tractors and being recognized as a key innovator in the industry.

Our lithium iron phosphate batteries are non-combustible. We believe there is nothing that comes close to the innovations incorporated in Solectrac electric tractors. When it comes to growing food, we believe there is nothing that comes close to the innovation incorporated in the Solectrac eFarmer.

From fuel costs to maintenance to emissions to noise, electric tractors are better.

The eUtility Motor



VS a Diesel Motor





Fuel Cost

Diesel Tractor
$7.04/hr

Electric Tractor
$0.86/hr



*Fuel cost comparison is based on Solectrac's internal research and calculations

All the Functionality & Power, Less of the Hassle

Electric Tractor



- Clean
- Quiet
- 95% efficiency
- 1 moving part in the motor
- Max torque & power at all speeds

Diesel Tractor



- Exhaust & constant idling
- High decibel noise
- 35% efficiency
- 300+ moving parts in the motor
- Low torque at low speeds

We also distinguish ourselves with our focus on regenerative agriculture and our support of municipalities and businesses in the transition to electric power for landscape maintenance, towing, and other tasks formerly requiring diesel.



THE VISION

Each model will fuel the next

Our strategy for the future relies on our release schedule, which is designed specifically to provide us with the resources and brand capital to build our next generation tractor to meet the needs of diverse applications.



Meeting the needs of farmers is our passion.



Our team unites experience in farming and electrical vehicles

Our Founder and CEO Stephen Heckeroth has been building electric tractors for more than 20 years. His innovations have led to Solectrac's unique intellectual property, including key patents in electric tractor technology.

With all of this experience with electric tractors, Solectrac is ready to bring this work to market with the help of a diverse management and advisory team with knowledge ranging from renewable energy to business management.



Join the next agricultural revolution

> " Solectrac represents the very future of agriculture, the start of an electric tractor revolution. "
>
> -Roger M. Hoy, Professor & Director
> Nebraska Tractor Test Laboratory

Join the revolution with an investment in Solectrac.

As a Certified B Corp we hold our mission of social responsibility and environmental health to be a top priority. The green new economy is here, and in every sector it is only a question of which innovators will lead the way. Thanks to our top-flight technological advancements and our amazing team, we are leading the charge. Join us!

Thanks to our top-flight technological advancements and perfectly-suited team, we will be the ones to bring the

future to farming.





With its patented three hitches, the eFarmer can accomplish three tasks in one pass.

In the Press

 

SHOW MORE

Meet Our Team



Stephen Heckeroth
Founder/CEO and President

Steve is an expert in designing, fabricating and building electric tractors and vehicles. His experience spans over 40 years in the renewable energy industry. He worked as the Director of Building Integrated Photovoltaics for the largest thin-film solar manufacturer in the world, designing PV roofing products



Heather Paulsen
Chief Operating Officer

Heather has over 15 years of experience leading organizations through complex change and growth. She is a leading B Corp Certification specialist with additional expertise in TRUE Zero Waste operations. She has worked with small, medium and large enterprises in diverse industries to



Nishi Deokule
Chief Information Officer

Nishi an IT entrepreneur who helps organizations to automate and optimize processes. He has worked with small, medium and large enterprises in diverse industries like retail, industrial manufacturing, and instrumentation worldwide to enhance, optimize and in the world, designing PV roofing products from '99 – '08. Steve founded MendoMotive and Electrac in 1993 to develop and build EVs and electric tractors. Steve founded Solectrac LLC in 2012 to take electric tractors into commercial production. He was the Principal Investigator in two grants completed in 2016 that moved the electric tractor closer to a commercially viable product.



large enterprises in diverse industries to measure and continuously enhance their positive social and environmental impacts while also improving organizational effectiveness and the bottom line. She holds Master of Science degrees in International Agricultural Development and Community Development from the University of California - Davis, and is a certified Project Management Professional (PMP).



worldwide to enhance, optimize and architect business processes while also improving organizational effectiveness. Nishi has held several senior management positions in the large computer technology corporations. Nishi had been invited as guest speaker at technology conferences across the globe.





Willard MacDonald
Board Member
Willard's experience includes financing, running, and selling a solar technology company as CEO of Solmetric Corporation. He serves as Vice President of Solar Labs at Vivint Solar. Willard has worked as an engineer at Hewlett Packard/Agilent Technologies, and he holds more than 25 patents. MS Computer Science, BS Electrical Engineering.





Christiane Heckeroth
Chief Communications Officer
Christiane has been working alongside her husband Steve, CEO of Solectrac, in the field of renewable energy for 25 years. Heckeroth has a Doctorate in Physical Therapy and a B.A. in English and is a practicing clinician. She brings 5 years of community newspaper editorial experience and has authored articles on sustainable communities, architecture and renewable energy.





Joseph Nowicki
Executive Sales Director
Joe's experience includes sales within Fortune and Forbes #1 best company to work for where he ranked among the top 5 salespeople. He has extensive hands-on agricultural experience in a range of farm positions, from planting and harvesting to managing operations.





Joseph Marino
Board Member
Joseph has extensive senior management experience in the renewable energy sector. He is currently the CEO of Sunpoint Energy, a renewable energy distributor with sales of $165 million in 2018. Joseph's



million in 2018. Joseph's philanthropic work includes working directly with orphanages, medical centers, village water projects and rural electrification with local integrators and dealer partners in various regions of Latin America.

Offering Summary

Company	Solectrac, Inc.
Corporate Address	30151 Navarro Ridge Rd., Albion, CA 95410
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$250.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	10,000
Maximum Number of Shares Offered	1,070,000
Price per Share	$1.00
Pre-Money Valuation	$7,750,000.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Early Investment Bonuses:

The first 3 days and receive 15% bonus shares

The next 4 days and receive 10% bonus shares

The next 7 days and receive 5% bonus shares

Investment bonuses:

If we hit our fundraising target, we will give away a free Solectrac electric tractor! You can help choose who receives it by nominating your favorite farm, vineyard or other entity, and then voting for the final recipient – see below.

Tier 0: $250 (minimum investment) = 1 tree planted

Tier 1: $500+ = 5 trees planted + nominate a farm for the free drawing + vote on tractor recipient**

Tier 2: $1000+ =10 trees planted + nominate a farm for the free drawing + vote on tractor recipient**

Tier 3: $2500+ = 25 trees planted + nominate a farm for the free drawing + vote on tractor recipient**

Tier 4: $5000+ = 25 trees planted + 5% bonus shares + nominate a farm for the free tractor + 5 votes on tractor recipient**

Tier 5: $10,000+ = 25 trees planted + 10% bonus shares + nominate a farm for the free tractor + 10 votes on tractor recipient**

Tier 6: $25,000+ = 25 trees planted + 15% bonus shares + nominate a farm for the free tractor + 25 votes on tractor recipient**

How the voting for a free tractor works:

*A top-10 list of nominated entities (e.g., those receiving the most nominations, followed by a random selection) will be presented to investors at the $500 level and up for voting for the recipient of the free tractor

** voting for tractor recipient will occur after the crowdfunding campaign has concluded and we have successfully met our crowdfunding goal of $1.07 million

***All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

Solectrac, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $1/ share, you will receive and own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

$200,000!!!

14 days ago

We would like to thank the StartEngine Community and all of our investors who have helped us reach $200,000.

Let's keep climbing!



Organic olive farm gets a new eUtility

19 days ago

A new Solectrac eUtility Electric Tractor arrived in the heart of the Lompoc Valley at the region's new off-grid, organic olive farm.



New Sales!

22 days ago

Two new Solectrac Electric Tractors rolled out the doors to customers in California last week. One of our eUtility electric tractors has a new home at an off-grid organic farm in Santa Barbara. And, a CET was delivered to beautiful Point Arena, just down the road from our shop.



Off-grid sustainable equestrian center gets a Solectrac Electric Tractor

26 days ago

Our friends at Lavender Fields are using one of our Compact Electric Tractors (CET) at their beautiful off-grid equestrian center located in Granite Bay, California. Our electric tractors are a perfect fit for the equestrian center, the lack of diesel fumes is better for the horses' health, and the CET is so quiet it won't startle them.





$100,000!

about 1 month ago

Wow -- we're super excited and grateful for the support of the Start Engine investor community. This new $100,000 milestone means so much to us. Thank you all for your continued support!



The Future of Farming

about 1 month ago

Solectrac Electric Tractors is very excited to be a part of the Start Engine Community! We have raised over $50,000 in the first four days - thank you to all of our early investors.



END OF UPDATES





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Abhaykumar Kumbhar 4 INVESTMENTS INVESTED a day ago
As an engineer, I have my appreciation for Electric vehicles. I like the idea of Electric Tractors. Can you please share the following information:
1: Comparative info on with leading competitors
2: This is stupid but would Solectrac be able to use to nationwide EV charging stations? Nothing is stopping a farmer from taking this tractor to market, right?

> **Steve Heckeroth** - Solectrac 12 hours ago
> 1. There are no other electric tractors in production to compete with. Solectrac electric tractors have many advantages over diesel tractors with the same HP rating. The electric motors used by Solectrac do not need to idle, are 94% efficient and have maximum torque at zero rpm and all the way through the slow operating range of tractors. Diesel engines are less than 30% efficient when idling time is included and have zero torque at zero rpm. They do not get up to maximum torque until the engine is running at around 2000 rpm which is above the speed where most tractor operations requiring high torque. The electric motor has one moving part that requires no maintenance for decades. Diesel engines have over 300 moving parts and require frequent maintenance which can add up to hundreds of dollars a year. Solectrac tractors can be charged by onsite renewable energy, such as solar panels on a barn roof. Diesel tractors require expensive and polluting fossil fuel infrastructure. Solectrac tractors were tested by the Nebraska National Tractor testing lab and found to be 2000 times quieter than equal HP diesel tractors. The noise and emissions from diesel tractors are significant health hazards that cause hearing loss and compromise the respiratory system. As emission controls are mandated for diesel particulate exhaust, new diesel tractors are becoming less efficient and more complicated. Less efficiency means more GHG emissions for the same amount of work done and as systems become more complicated farmers are unable to maintain their own equipment.
>
> 2. Solectrac tractors use a different charging system than electric automobiles. Farmers typically don't take their tractors to market And again, the advantage of electric tractors is that they can be charged by convenient on-site renewable energy.

Alex Deeb Mawad 6 days ago
When will you be accepting investors from Canada?

> **Steve Heckeroth** - Solectrac 4 days ago
> We need to wait until our crowd funding raise is over. Then we would be happy to talk about other investment.

Sheng Hsu SE OWNER 4 INVESTMENTS 8 days ago
I believe all eco friendly businesses should have our support, but I can't imagine a farmer paying a Tesla price on a tractor that he can easily get from JD (reliable and reputable) at $160 per

month. I guess the question is, did you develop the battery and motor in house? One thing people tend to overlook Elon Musk is he's more a Sam Walton than Steve Jobs... his secret is cost, that's why most of the supply chain are done in house so he can control all the value added through out the chain. Sure he outsource tire, turn signal piece, but he knows where and which parts he needs to be strategic.

Do you have any of that proprietary? Any IP? Is there any economies of scale?

Again, I am all supportive, just want to know if I should chip in more.

Steve Heckeroth - **Solectrac** 7 days ago
Sorry Sheng, For some reason the above message was sent twice before it was completed. Some of the other IP is on the use of linear actuators on electric tractors, The kit assembly of electric tractors, An electric tractor with three hitches to accomplish three tasks with one pass or be able to exchange batteries for extended or continuous run time, while doing two tasks with one pass and many other claims that make Solectrac electric tractors up to 20 times more efficient than diesel tractors. When Tesla started, half the cost of their vehicle was in the battery. It is now i/4 of the cost of the vehicle. This is the same kind of economies of scale that we expect to achieve as we ramp-up to high volume production. Please feel free to reach out for more information. steve@solectrac.com

Steve Heckeroth - **Solectrac** 7 days ago
Hi Sheng, Thank you for your support and questions. We do assemble our batteries in house but we have sourced our motors from a California manufacture with a very good reputation. We also outsource things like wheels, transmissions, front ends that are already manufactured in quantity. Solectrac has U.S. Utility Patent # 7,828099: which covers claims cover one of the key aspects of Solectrac all-electric tractor technology - allowing continuous operation the tractor with quick battery exchanges. In addition to the awarded U.S. patent (7,828099), currently Solectrac has six utility provisional U.S. Patent pending applications:
Provisional Patents applied for include:

Steve Heckeroth - **Solectrac** 7 days ago
Hi Sheng, Thank you for your support and questions. We do assemble our batteries in house but we have sourced our motors from a California manufacture with a very good reputation. We also outsource things like wheels, transmissions, front ends that are already manufactured in quantity. Solectrac has U.S. Utility Patent # 7,828099: which covers claims cover one of the key aspects of Solectrac all-electric tractor technology - allowing continuous operation the tractor with quick battery exchanges. In addition to the awarded U.S. patent (7,828099), currently Solectrac has six utility provisional U.S. Patent pending applications:
Provisional Patents applied for include:

Christopher Hilliard `SE OWNER` `12 INVESTMENTS` 8 days ago
How many hours will the tractors keep a charge when continuously operationg

Steve Heckeroth - **Solectrac** 8 days ago
With an exchangeable pack these times are doubled and with two exchangeable packs continuous operation is possible with quick battery swaps for charged battery pack.

Steve Heckeroth - **Solectrac** 8 days ago
It depends on the load. For harvesting or transplanting 10 or more hours. For cultivating 8 or more hours. For loading or hauling 6 or more hours. For mowing 4 or more hours. For tilling 3 or more hours.

Raymond Burdette 10 days ago
Do you need an east coast dealer? I'd love to sell these tractors. I'm all about the simple design and power, just the amount of time you can use these would be probably the biggest concern. Of course the charger, how to or could solar charger it while it's running? I hope this gets out there and helps the world of relying on fossil fuels. Good luck everyone involved.

Steve Heckeroth - **Solectrac** 10 days ago
Hi Raymond, We are already in discussions with dealers on the East Coast. Yes with only one moving part in the motor and maximum torque at zero rpm electric tractors are much

simpler and more powerful than equivalent diesel tractors. With a front and rear hitch Solectrac's Patented exchangeable battery packs can offer extended or continuous run time.

Richard Jones `SE OWNER` `4 INVESTMENTS` `INVESTED` 11 days ago

I see from your replies that you've mentioned the 3 point hitch, I just wish to confirm, that this is the industry standard 3 point hitch, yes? Compatible with all current attachments?

Also I would like to know if your marketing strategy has taken into consideration the permaculture movement, and if you have any plans on developing a walk behind tractor, to capitalize on that market a bit more into the future. I feel like they could be the bread and butter for this size range of tractor, and are more environmentally conscientious.

Thank you for your time.

> **Steve Heckeroth** - **Solectrac** 11 days ago
>
> Good questions Richard, The rear 3 point hitch and PTO on all the electric tractor models offered by Solectrac are comparable with new as well as legacy Category 1 implements. As far as 2 wheel walk behind electric tractors, I did an electric conversion of a BCS back in '94 and it was a little hard to maneuver because of the weight of the lead acid batteries. Walk behind prototypes are already on the drawing board and as the cost of light weight lithium batteries drops they will be added to Solectracs product offering.

(**SHOW MORE COMMENTS**)

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

MAIN VIDEO

NARRATOR:

SOLECTRAC IS A NORTHERN CALIFORNIA BASED ELECTRIC TRACTOR COMPANY THAT HAS DEVELOPED A LINE OF CLIMATE-SMART TRACTORS TO MEET THE GROWING DEMAND FOR ZERO-EMISSION, RENEWABLE VEHICLES.

NARRATOR, STEVE HECKEROTH:

HI, I'M STEVE HECKEROTH, FOUNDER AND CEO OF SOLECTRAC. I FOUNDED SOLECTRAC TO PROVIDE AN AFFORDABLE, SUSTAINABLE, ALTERNATIVE TO DIESEL TRACTORS.

NARRATOR:

COMPARED TO A DIESEL TRACTOR, SOLECTRAC ELECTRIC TRACTORS ARE MORE EFFICIENT, REQUIRE LESS MAINTENANCE, AND ARE SAFER TO OPERATE. WITH OUR PATENTED EXCHANGEABLE BATTERY PACKS OUR TRACTORS CAN RUN ALL DAY.

VISUAL:

VISUAL: BAT PACK. TRACTOR IN THE FIELDS

NARRATOR:

ACCORDING TO PROFESSOR ROGER HOY WITH THE NEBRASKA TRACTOR TEST LABORATORY: "Solectrac represents the very future of agriculture, the start of an electric tractor revolution."

VISUAL:

-QUOTE: Roger M. Hoy Professor and Director – Nebraska Tractor Test Laboratory

NARRATOR:

SOLECTRAC HAS RECEIVED ALMOST ONE MILLION DOLLARS IN GRANTS FROM THE NATIONAL SCIENCE FOUNDATION AND THE INDO-US SCIENCE AND TECHNOLOGY FORUM.

VISUAL:

GFX OF NSF LOGO. GFX LOGO OF The Indo-U.S. Science and Technology Forum (IUSSTF)

NARRATOR:

THE NORTH AMERICAN TRACTOR MARKET IS PROJECTED TO SURPASS TWENTY BILLION DOLLARS BY 2023, AND 40 HORSEPOWER AND UNDER TRACTORS MAKE UP THE LARGEST PORTION OF THAT POTENTIAL MARKET.

NARRATOR:

THE GREEN ECONOMY IS WELL UNDERWAY IN ALMOST EVERY ASPECT OF OUR LIVES, BUT THE AGRICULTURE INDUSTRY IS JUST STARTING TO CHANGE, AND SOLECTRAC IS POISED TO TAKE ADVANTAGE OF THAT GROWTH WITH ITS FIRST-TO-MARKET LINE OF ELECTRIC TRACTORS. INVEST IN SOLECTRAC TODAY AND INVEST IN THE FUTURE OF FARMING.

VISUAL:

SOLECTRAC LOGO AND TEXT "CLIMATE-SMART ELECTRIC TRACTORS"

SEOND VIDEO (NO SOUND)

VISUAL:

THE FIRST EVER, ZERO EMISSION, QUITE, LOW MAINTENANCE, GREEN, COMPACT, SMALL FARM, REGENERATIVE, RENEWABLE, ANIMAL FRIENDLY, COST-EFFICIENT, REVOLUTIONARY, ELECTRIC TRACTOR

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.